Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated February 24, 2012

Registration Statement 333-179639

February 24, 2012

$750,000,000

Ball Corporation

5% Senior Notes due 2022

Pricing Supplement dated February 24, 2012 to the Preliminary Prospectus Supplement dated February 24, 2012 of Ball Corporation (“Ball”).  This Pricing Supplement relates only to the securities described below and is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement.  Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Ball Corporation

Title of Securities:	5% Senior Notes due 2022

Principal Amount:	$750,000,000, which represents an increase of $250,000,000 from the amount originally offered under the Preliminary Prospectus Supplement dated February 24, 2012

Ratings:	Ba1 / BB+

Maturity Date:	March 15, 2022

Coupon:	5%

Price to Public:	100.000%

Yield to Maturity:	5.000%

Spread to Benchmark Treasury:	+301 basis points

Benchmark Treasury:	2.000% UST due February 15, 2022

Benchmark Treasury Yield:	1.99%

Interest Payment Dates:	March 15 and September 15

First Interest Payment Date:	September 15, 2012

Record Dates:	March 1 and September 1

Optional Redemption:

Ball may redeem the notes at any time in whole, or from time to time in part, in each case, at Ball’s option, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such notes discounted to the date of redemption (excluding interest accrued to the date of redemption), on a semiannual basis, at a rate equal to the sum of the Treasury Rate plus 50 basis points, plus in each case, accrued and unpaid interest, if any, to but excluding the redemption date.

Change of Control Repurchase Event:

If a change of control repurchase event occurs, Ball will be required to make an offer to repurchase all outstanding notes at a price in cash equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest to but not including the repurchase date.

Trade Date:	February 24, 2012

Settlement Date:	March 9, 2012 (T+10)

Net Proceeds:	Approximately $738.4 million after deducting underwriting discounts and commissions and estimated expenses related to the offering.

Use of Proceeds:

Ball intends to use the net proceeds from the offering to pay the consideration in connection with its previously announced tender offer, together with related expenses, and any balance for general corporate purposes, which may include potential investments in strategic alliances and acquisitions, the refinancing or repayment of debt, working capital, share repurchases, pension contributions or capital expenditures. Assuming that all of the 2018 Notes are repurchased in the Tender Offer at a purchase price equal to $1,025.83 per $1,000 principal amount of 2018 Notes accepted for purchase and the payment of accrued and unpaid interest on the 2018 Notes of $14.4 million, the net proceeds from this offering will be used to repurchase the 2018 Notes, and approximately $262.4 million of remaining net proceeds will be used for general corporate purposes.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co. J.P. Morgan Securities LLC Deutsche Bank Securities Inc. Barclays Capital Inc.

Co-managers:

Wells Fargo Securities, LLC
RBS Securities Inc.
KeyBanc Capital Markets Inc.
BNP Paribas Securities Corp.
U.S. Bancorp Investments, Inc.
Rabo Securities USA, Inc.
PNC Capital Markets LLC
SMBC Nikko Securities, Inc.
ANZ Securities, Inc.
UniCredit Capital Markets LLC

CUSIP/ISIN Numbers:	CUSIP: 058498 AR7 ISIN: US058498AR71

Other Changes to the Preliminary Prospectus Supplement:

The As Adjusted information set forth under “Capitalization” on page S-19 of the Preliminary Prospectus Supplement dated February 24, 2012 is revised as follows (dollars in millions):

Cash and cash equivalents will be increased from $181.9 to $428.2.

The Notes offered hereby will be increased from $500.0 to $750.0.

Total long-term debt, including current portion will be increased from $2,814.5 to $3,064.5.

Total capitalization will be increased from $4,192.5 to $4,442.5.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus dated February 23, 2012) and a preliminary prospectus supplement dated February 24, 2012 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by emailing dg.prospectus_requests@baml.com or by calling toll-free 1-800-294-1322.